

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2022

Yftah Ben Yaackov
Chief Executive Officer
BYND Cannasoft Enterprises Inc.
7000 Akko Road
Kiryat Motzkin
Israel

Re: BYND Cannasoft Enterprises Inc.
Registration Statement on Form 20-F
Filed May 2, 2022
File No. 000-56431

Dear Mr. Ben Yaackov:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Louis A. Brilleman, Esq.